December 19, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner
Division of Corporate Finance
Office of Life Sciences

Re:	Rafael Holdings, Inc.
Form 10-K for Fiscal Year Ended July 31, 2024
File No. 001-38411

Dear Ms. Mariner:

Rafael Holdings, Inc., a Delaware corporation (“Rafael” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (the “Amendment”) to its Form 10-K filed November 7, 2024 (as amended, the “Form 10-K”).

We are writing to respond to the comments of the staff of the Commission (the “Staff”) raised in your letter to Rafael dated December 11, 2024. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). References to page numbers in our responses are to page numbers in the amended Form 10-K. Capitalized terms defined in the Form 10-K and used in this letter but not otherwise defined herein have the meanings assigned to them in the Form 10-K.

Form 10-K for Fiscal Year Ended July 31, 2024

Item 1. Business

Overview, page 1

1. Please revise your disclosure regarding Rafael’s Pharmaceutical Companies, to remove or revise all statements implying safety and/or efficacy, as the company’s product candidates have not yet received regulatory approval. Examples of such statements include, but are not limited to, the following:

●	“. . . Promi-Fol holds the potential to be a safe and effective therapeutic alternative to widely used instillation of mitomycin-c for local treatment of the growing elderly patient population with superficial bladder cancer”.

Securities and Exchange Commission

December 19, 2024

●	“Preclinical studies have shown that MMC was effective in killing of BRCA2 mutant tumors. Clinical efficacy of MMC has also been reported in heavily pretreated ovarian cancer patients with BRCA1 mutations.”

●	LipoMedix’s product candidate holds the potential to be “an innovative, safe, and effective cancer therapy”.

●	“In these studies, Promitil was found to be more efficacious and less toxic than MMC by a 3-fold factor.”

●	Your references to the “improved safety profile of Promitil in humans”.

●	Your statements that “CPI-613...holds the potential to be minimally toxic to healthy cells (i.e., safe and well-tolerated)”, “exhibited anti-cancer activities” and that “prolonged survival was observed”.

Safety and efficacy conclusions are within the sole authority of the FDA or equivalent foreign regulators. You may present the objective data observed in your clinical trials but should not draw safety and efficacy conclusions based on such results.

Response: We have revised the disclosure on pages 1, 5, 6, 101, and F-9 of the Form 10-K as requested by the Staff.

2. We note your listing of some of the observed data from the U.S. Phase I Clinical Study of Trappsol Cylco. Please clarify the material significance of the data point “[a]ll eligible patients requested continuation of Trappsol® Cyclo™ administration in the extension protocol via home infusion.”

Response: Both Rafael and Cyclo have deleted such disclosure from their respective Forms 10-K.

3. Please amend your disclosure to clarify where in the clinical development process Promi-Fol and Promi- Dox currently are.

Response: We have revised the disclosure on page 6 of Rafael’s Form 10-K to clarify the current status of the developmental process for Promi-Fol and Promi- Dox.

4. We note your statements, both here and elsewhere, that Day Three “empowers third-party manufacturers to reimagine their existing cannabis offerings enabling them to bring to market better, cleaner, more precise and predictable versions by utilizing Day Three’s pharmaceutical-grade technology and innovation like Unlokt”. Please amend your filing to expand your disclosure regarding this technology, providing details regarding its application, functionality and use, and provide support for this statement and your references to such technology as “pharmaceutical-grade”. To the extent the company has received any form of approval or certification of the technology as a basis for these claims, please describe where appropriate.

Response: Day Three’s Unlokt technology is an inclusion complex in which various proteins act as host molecules encapsulating oil to create water soluble solutions for the otherwise hydrophobic liquid. To date, Unlokt has primarily been used in the cannabis space, where Day Three holds various U.S. and foreign patents.

Securities and Exchange Commission

December 19, 2024

Unlokt operates in a competitive landscape with other service providers and water-soluble technology providers. Other competitive solutions are nano emulsions, which can include highly artificial components and other unknown chemicals. Unlokt contains only three core ingredients: the oil component, the host protein, and water.

When applied to cannabis, the Unlokt technology yields an active ingredient that is more easily digestible by the body than unaltered cannabis input on its own. Unlokt provides for both higher bioavailability of the active molecule, as well as a faster uptake time into the system when compared to unaltered cannabis as evidenced by rodent studies done by Day Three. In rodent-based pharmacokinetic trials, Unlokt containing cannabidiol (CBD) reached a time to maximal concentration in 30 minutes, whereas CBD without a water-soluble solution reached maximal concentration in 180 minutes. Unlokt’s maximal concentration in this trial was 3.5 times higher than that of CBD without Unlokt. Manufacturing partners have also described Unlokt as having a more palatable taste profile when compared to competitor technologies on the market, a key value add in the industry, although no study has been commissioned on this.

Day Three partners with third party manufacturers who can license the Unlokt technology for use in their own products, or manufacture the ingredient for resale to others. Many of these partners operate in GMP-certified facilities, and the Unlokt technology fits within the standards of those regulations.

We have revised the disclosure on page 8 of the Form 10-K to amend the disclosure as requested by the Staff.

5. Please amend your filing to provide more detail regarding the operations and product candidates of Rafael Medical Devices, both in the Overview and on page 8 where discussed. Your disclosure should include information regarding the “surgical and procedural devices” the company is currently developing. To the extent the company has not yet developed any devices and has no devices in its product portfolio, please revise your disclosure to make clear that the claims associated with Rafael Medical Devices are aspirational in nature and are not references to current operations.

Response: We have revised the disclosure on pages 1, 7 and 8 of the Form 10-K as requested by the Staff.

6. We note your disclosure that Cornerstone received negative results from its Avenger 500 Phase 3 study for Devimistat in pancreatic cancer as well as a recommendation to stop its ARMADA 2000 Phase 3 study due to a determination that the trial would unlikely achieve its primary endpoint. Please amend your disclosure to clarify where the Phase 3 study and trial were being conducted, and which regulatory authority oversaw such determinations.

Response: We have amended the disclosure on page 2 and 101 of the Form 10-K as requested by the Staff.

Securities and Exchange Commission

December 19, 2024

7. We note your disclosure that LipoMedix has completed various clinical stages of Promitil including a Phase 1A and 1B trial. Please amend your disclosure to state where these trials were held. In addition, please provide data from the completed trials on page 6 where discussed, including information regarding endpoints and SAEs, to the extent applicable.

Response: We have amended the disclosures on pages 1, 6, 101 and F-9 of the Form 10-K as requested by the Staff. Please note that the Cornerstone trials (Avenger 500 and Armada 2000) were company sponsored clinical trials. An independent data monitoring committee made recommendations to the company but final determinations were made by the company. The clinical trial data from these trials were shared with the FDA and the other health authorities of the countries in which these trials were conducted.

Item 1A. Risk Factors

Risks Related to Employee Matters, Managing Our Growth, and Other Risks Related to Our Business

Conditions in Israel, including the ongoing war between Israel and Hamas..., page 86

8. We note your disclosure stating that certain of your employees and consultants in Israel, in addition to employees of your service providers located in Israel, have been called for service in the current war with Hamas, and such persons may be absent for an extended period of time. As a result, operations of LipoMedix and Day Three may be disrupted by such absences, which may materially and adversely affect their business and results of operations. Please expand the disclosure in your MD&A to quantify and discuss any material impact that the war between Israel and Hamas has had on your financial condition and result of operations in the periods presented. If there has been no material impact, then so state.

Response: We have revised the disclosure in the MD&A on page 102 of the Form 10-K as requested by the Staff.

9. Please amend this risk factor to clarify whether the company has experienced material disruptions to date based on the war and conflicts discussed, either as a result of employees being called for service or otherwise.

Response: We have revised the risk factor contained in the Form 10-K on pages 86 and 87 to clarify that the company has not experienced material disruptions to date based on the war and conflicts discussed, either as a result of employees being called for service or otherwise.

Securities and Exchange Commission

December 19, 2024

The relationship between Howard. S. Jonas and IDT Corporation..., page 87

10. Please amend your disclosure to provide more detail regarding the conflict of interest with stockholders briefly noted in this risk factor.

Response: We have revised the risk factor entitled "The relationship between Howard S. Jonas and IDT Corporation, and Genie Energy could conflict with our stockholders' interests" on page 87 of the Form 10-K to provide the details requested by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Capital Resources, page 106

11. Given your historical net losses and negative cash flows from operations, please expand your disclosure of capital resources to provide the information required by Item 303(b)(1) of Regulation S-K, as applicable to you.

Response: We have provided the information on pages 105 and 106 of the Form 10-K as requested by the Staff.

Financial Statements

Note 1- Description of Business, page F-8

12. We note your disclosure, on page F-10, stating that you have an effective 45% interest in CS Pharma Holdings, LLC. Please expand your disclosure, where appropriate, to discuss your accounting methodology for your interest in this entity.

Response: We have expanded the disclosure on page F-11 and pages 7 and F-24 as requested by the Staff.

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Securities and Exchange Commission

December 19, 2024

Rafael acknowledges that Rafael and its management are responsible for the adequacy and accuracy of the disclosure in the Form 10-K, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

/s/ William Conkling
William Conkling
Chief Executive Officer

cc:	Daniel Gordon	Alison Newman
	Tamika Sheppard	Sarah Hewitt
	Laura Crotty	N. Scott Fine
	Dov Schwell	Joshua Fine